

February 2, 2011

Alejandra J. De La Torre, President
Hazlo! Technologies, Inc.
9181 S. Antler Crest Drive
Vail, AZ 85641

> **Re: Hazlo! Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 14, 2010**
> **File No. 333-170480**

Dear Ms. De La Torre:

We have reviewed the above-reference filing and your response letter dated January 14, 2011 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 7, 2011.

Background of Officers and Directors, page 24

1.   We note your assertion in response to prior comment 2 that the information is not material based on the fact that Mr. Klinicki's involvement with Riparian Technologies has represented less than one percent of his business activities for the last five years; however, it appears that Mr. Klinicki's experience as having founded a separate small business of which he is owner and sole employee is information that would be material to an investor and thus information that should be disclosed. Moreover, Item 401(e) of Regulation S-K requires such disclosure for each of your directors and executive officers for the last five years notwithstanding the amount of time devoted to a particular enterprise. Please amend your document to include the relevant disclosure as described in Item 401(e) for each of your directors and executive officers.

Part II

Other Expenses of Issuance and Distribution, page 28

2.   We refer to your response to prior comment 3 and note that while you have considered the fees set forth in the escrow agreement with U.S. Bank National Association, you did not disclose those fees. Given that you estimate the costs and expenses associated with this offering to amount to approximately $5,000 and given that the minimum fees that you will be required to pay pursuant to the escrow agreement will amount to $2,000, it would appear that the fees set forth in the escrow agreement are a material percentage of your offering expenses and should be disclosed. In your response, please confirm the

costs associated with the escrow agreement and revise your disclosure accordingly or advise. See Item 511 of Regulation S-K.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via U.S. Mail 1228 "N" Street #22</u>
        Theresa A. Stein, Esq.